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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b),(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 4)*


                            Impax Laboratories, Inc.
              -----------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
              -----------------------------------------------------
                         (Title of Class of Securities)

                                    45256B101
              -----------------------------------------------------
                                 (CUSIP Number)

                                December 14, 1999
              -----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is being filed:

         [ ] Rule 13d-1(b)

         [X] Rule 13d-1(c)

         [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 45256B101                 13G                      Page 2 of 5 Pages

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   1   NAME OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).

       Frederick R. Adler


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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


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   3   SEC USE ONLY




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   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States


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                            5    SOLE VOTING POWER
                                 153,995 shares - See Item 4(a)

       NUMBER OF
        SHARES              ----------------------------------------------------
     BENEFICIALLY           6    SHARED VOTING POWER
       OWNED BY                  0
         EACH
       REPORTING
        PERSON              ----------------------------------------------------
         WITH               7    SOLE DISPOSITIVE POWER
                                 153,995 shares - See Item 4(a)


                            ----------------------------------------------------
                            8    SHARED DISPOSITIVE POWER
                                 0


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   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       729,345 (*) - See Item 4(a)
       (*) 575,350 of these shares may be deemed to be beneficially owned for federal securities laws purposes by Frederick R. Adler, as a result of such shares being held by the Frederick R. Adler Intangible Asset Management Trust.
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*




--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       2.9% (**) - See Item 4(a)
       (**) Excluding the shares held by the Frederick R. Adler Intangible Asset Management Trust, the Reporting Person would beneficially own 0.6% of the outstanding Common Stock.


--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*
       IN



--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT


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CUSIP No. 45256B101                 13G                      Page 3 of 5 Pages

Item 1.     (a)   Name of Issuer:
                  Impax Laboratories, Inc.

            (b)   Address of Issuer's Principal Executive Offices:
                  30831 Huntwood Avenue
                  Hayward, CA 94544

Item 2.     (a)   Name of Person Filing:
                  Frederick R. Adler

            (b)   Address of Principal Business Office:
                  c/o Venad Management, Inc.
                  1520 South Ocean Boulevard
                  Palm Beach, Florida 33480

            (c)   Citizenship:
                  Mr. Adler is a citizen of the United States

            (d)   Title of Class of Securities:
                  Common Stock, par value $.01

            (e)   CUSIP Number:
                  45256B101

Item 3.     Not Applicable

Item 4.     Ownership.

            (a)   Amount beneficially owned:

                  The 729,345 shares of Common Stock beneficially owned by the Reporting Person includes 17,500 shares of Common Stock issuable upon exercise of a currently exercisable warrant, 136,495 shares held by 1520 Partners, Ltd., a limited partnership of which the Reporting Person is the general partner and 575,350 shares of Common Stock held by the Frederick R. Adler Intangible Asset Management Trust (the "Trust").

                  Mr. Adler may be deemed to beneficially own the shares of Common Stock held by the Trust for federal securities laws purposes. Mr. Adler disclaims beneficial ownership of the shares of Common Stock held by the Trust for purposes of
                  Section 13 of the Securities Exchange Act of 1934 and for all other purposes.


            (b)   Percent of class:

                       See Item 11 of the cover page attached hereto and
                       Item 4(a) above.

            (c)   Number of shares as to which the person has:

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CUSIP No. 45256B101                 13G                      Page 4 of 5 Pages


                  (i)   Sole power to vote or to direct the vote:
                        See Item 5 of the cover page attached hereto and
                        Item 4(a) above.

                  (ii)  Shared power to vote or to direct the vote:
                        See Item 6 of the cover page attached hereto.

                  (iii) Sole power to dispose or to direct the disposition of:
                        See Item 7 of the cover page attached hereto and Item 4(a) above.

                  (iv)  Shared power to dispose or to direct the disposition of:
                        See Item 8 of the cover page attached hereto.

Item 5.           Ownership of Five Percent or Less of a Class.
                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:[x]. (The decrease in percentage of beneficial ownership of the reporting person is a result of the merger of Global Pharmaceutical Corporation and Impax Pharmaceuticals, Inc. on December 14, 1999, pursuant to which the shareholders of Impax Pharmaceuticals, Inc. were issued approximately 16,904,114 shares of common stock of the combined company and 170,000 shares of preferred stock of the combined company, initially convertible into 11,341,651 shares of common stock of the combined company. Global Pharmaceutical Corporation was the legal survivor of the merger, and in connection therewith changed its name to Impax Laboratories, Inc.)

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person.
                  Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.
                  Not Applicable

Item 8.           Identification and Classification of Members of the Group.
                  Not Applicable


Item 9.           Notice of Dissolution of Group.
                  Not Applicable


Item 10.          Certification.
                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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CUSIP No. 45256B101                 13G                      Page 5 of 5 Pages


                                   Signature.


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 18, 2000

                                              By: /s/ Frederick R. Adler
                                              -------------------------------
                                              Frederick R. Adler